Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 13 DATED March 16, 2017

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, Prospectus Supplement No. 2, dated June 9, 2016, Prospectus Supplement No. 3, dated July 7, 2016, Prospectus Supplement No. 4, dated August 17, 2016, Prospectus Supplement No. 5, dated September 14, 2016, Prospectus Supplement No. 6, dated September 22, 2016, Prospectus Supplement No. 7 dated October 13, 2016, Prospectus Supplement No. 8 dated October 20, 2016, Prospectus Supplement No. 9 dated November 16, 2016, Prospectus Supplement No. 10 dated December 12, 2016, Prospectus Supplement No. 11 dated January 17, 2017, and Prospectus Supplement No. 12 dated February 15, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Business”;

D.	To update disclosure in the section of the Prospectus titled “Advisory and Sub-Advisory Agreements”;

E.	To update disclosure in the section of the Prospectus titled “Unit Repurchase Program”;

F.	To update disclosure in the section of the Prospectus titled “Distribution Reinvestment Plan”;

G.	To update our distribution reinvestment plan in Appendix C to the Prospectus; and

H.	To update our unit repurchase program in Appendix D to the Prospectus.

A.	Status of Our Public Offering

As of March 16, 2017 we had raised gross proceeds of approximately $324.1 million from the sale of approximately 33.7 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On February 23, 2017, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from February 1 through February 28, 2017. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On March 1, 2017, $908,110 of these distributions were paid in cash and on February 28, 2017, $782,125 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of February 28, 2017:

Investments

Since the Company commenced operations and through February 28, 2017, the Company has funded $522.3 million in aggregate investments, including $28 million in temporary investments. Of the aggregate investment amount, the Company has received $280.4 million in full aggregate transaction repayments from existing and exited trade finance, term loan, and temporary investment facilities. Of the aggregate transaction repayment amount, approximately $112.6 million represents transactions of trade finance, term loan, and temporary investment facilities that are closed and no longer part of the Company’s portfolio.

As of February 28, 2017 the Company had the following investments:

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Agriculture Distributor[5]	Farm-Product Raw Materials	Argentina	Trade Finance	7/16/2017	9.00%	$15,000,000	$12,500,000
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Trade Finance	7/02/2017	11.50%	$10,000,000	$10,000,000
Beef Exporter	Meat Products	Argentina	Trade Finance	6/30/2017	11.50%	$9,000,000	$9,000,000
Chia Seed Exporter	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016	10.90%	$2,500,000	$1,485,878
Citrus Producer[6]	Fruit and Tree Nuts	Uruguay	Trade Finance	2/3/2018	9.00%	$2,500,000	$1,585,110
Clean Diesel Distributor	Bulk Fuel Stations and Terminals	Peru	Term Loan	8/1/2019	11.50%	$15,000,000	$15,000,000
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	10/29/2017	12.00%	$2,000,000	$500,000
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	7/29/2017	10.67%	$6,000,000	$6,000,000
Diaper Manufacturer[7]	Converted Paper and Paperboard Products	Peru	Term Loan	7/28/2021	12.17%	$6,040,000	$4,740,000
Electronics Assembler	Miscellaneous Electrical Machinery, Equipment, and Supplies	South Africa	Trade Finance	11/2/2017- 11/20/2017	13.00%	$11,000,000	$1,986,286
Farm Supplies Distributor[8]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/7/2015-5/3/2016	12.43%	$10,000,000	$5,078,526
Fish Processor & Exporter	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2017	9.00%	$2,000,000	$454,136
FMCG Manufacturer	Soap, Detergents, and Cleaning Preparations	Zambia	Term Loan	11/16/2019	11.00%	$6,500,000	$2,000,000
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015[9]	12.00%	$1,250,000	$632,883
Hospitality Service Provider	Hotels and Motels	Cabo Verde	Term Loan	8/21/2021	13.50%	$17,000,000	$17,000,000
Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	8/14/2017-9/2/2017	13.00%	$6,000,000	$6,000,000
Infrastructure and Logistics Provider	Highway and Street Construction, Except Elevated Highways	Indonesia	Term Loan	11/22/2019	20.67%[10]	$15,000,000	$15,000,000
International Development Logistics Provider[11]	Lumber and Other Construction Materials	Italy	Trade Finance	12/31/2017	9.50%	$5,000,000	$3,390,322
IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019	13.50%	$14,000,000	$9,788,700

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Machinery and Equipment Provider	Machinery, Equipment, and Supplies	United Kingdom	Trade Finance	1/29/2017	12.00%	$1,500,000	$11,483
Marine Logistics Provider	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020	14.97%[12]	$16,050,000	$13,233,856
Meat Processor II	Meat Products	South Africa	Trade Finance	5/19/2017	14.50%	$2,800,000	$446,057
Metals Trader[13]	Metals and Minerals, Except Petroleum	United Kingdom	Trade Finance	4/15/2017-12/31/2017	9.47%	$8,000,000	$7,180,275
Mine Remediation Company[14]	Metal Mining Services	South Africa	Trade Finance	9/28/2017	17.50%	$2,500,000	$1,234,145
Oilseed Distributor	Fats and Oils	Argentina	Trade Finance	10/15/2016-12/15/2016	8.75%	$6,000,000	$6,000,000
Plastic Products Manufacturer	Miscellaneous Plastics Products	Kenya	Trade Finance	10/9/2017	11.50%	$1,500,000	$161,018
Power Producer	Electric Services	Ghana	Trade Finance	3/10/2017-10/9/2017	11.50%	$20,000,000	$16,000,000
Property Developer	Land Subdividers and Developers	Namibia	Term Loan	8/15/2021	12.50%	$15,000,000	$15,000,000
Railway Equipment Provider	Rental of Railroad Cars	South Africa	Term Loan	1/31/2020	12.00%	$5,000,000	$4,248,918
Scrap Metal Recycler	Secondary Smelting and Refining of Nonferrous Metals	Morocco	Trade Finance	7/17/2017	11.04%	$9,000,000	$5,849,626
Sesame Seed Exporter[15]	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016	12.00%	$2,000,000	$907,565
Shrimp Exporter[16]	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/6/2017	9.25%	$9,000,000	$7,393,425
Sugar Producer[17]	Field Crops, Except Cash Grains	Brazil	Term Loan	2/28/2021[18]	12.43%	$3,000,000	$2,683,223
Tin Producer	Primary Smelting and Refining of Nonferrous Metals	Indonesia	Term Loan	6/30/2020	12.00%	$3,000,000	$3,000,000
Tuna Processor and Exporter[19]	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	5/9/2017	9.50%	$5,000,000	$4,119,954
Vanilla Exporter	Groceries and Related Products	Mauritius	Trade Finance	9/23/2017-11/23/2017	11.08%[20]	$12,000,000	$8,903,589
Investment Portfolio Total						$277,140,000	$218,514,975

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower. The Company has adjusted the disclosure in the above table to reconcile the maturity dates for its investments. Previously, the Company has presented targeted rather than maximum maturity dates for certain of its investments where such dates were different. Positions with multiple transactions may have different maximum maturity dates, which are reflected in the maturity date ranges.
[2]	Interest rates are as of February 28, 2017 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as February 28, 2017. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and, under an agreement, may borrow again.
[5]	On February 3, 2017, the Company funded an additional $2,500,000 as part of an existing $15,000,000 trade finance facility with an Argentine agriculture intermediary. Secured by purchase contracts and receivables, the transaction is set to mature on July 18, 2017 and has a fixed interest rate of 9.00%.

[6]	Between February 8, 2017 and February 28, 2017, the Company funded four separate transactions, totaling $2,393,672 as part of a new $2,500,000 revolving trade finance facility with a Uruguayan citrus producer. With a fixed rate of 9.00%, the transactions are set to mature on February 3, 2018 and are secured by inventory. The borrower selected Agricultural Productivity as its impact objective.
[7]	On February 3, 2017, the Company funded two separate transactions, totaling $940,000, as part of an existing senior secured purchase order revolving credit facility to the Diaper Manufacturer. Priced at 12.00%, both transactions are set to mature on July 28, 2021.
[8]	The Company’s trade finance facility with the Farm Supplies Distributor serves to finance the shipment of farm supplies to a parastatal organization of the Government of Zambia and is secured by receivables. The Company has not received any payments on this investment since January 29, 2016. The delay in repayment is due to slow payment of the receivables by the Government of Zambia. The Company has determined that there is sufficient collateral, including an insurance policy should the Farm Supplies Distributor not pay, to cover the entire balance due from borrower. On December 1, 2016, the sub-advisor has called an event of default on the investment and the Company initiated a draw against the insurance policy.
[9]	As of March 31, 2016, the Company, together with its sub-advisor, had agreed to further extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor, which closed in June 2016. On June 30, 2016, the Company placed the Fruit & Nut Distributor on non-accrual status effective February 1, 2016 and a restructure of the loan is being documented. Small payments are scheduled to be made on a quarterly basis. The new shareholder has injected equity into the business and small principal payments derived from the operations of the company have been received. The new principal maturity date has yet to be finalized.
[10]	The loan will provide for a net interest rate to the Company of 18.5%, 20%, and 22% in year 1, 2, and 3 respectively.
[11]	On February 8, 2017, the Company funded $3,390,322 as part of an existing $5,000,000 pre-export trade finance facility to an Italian-based international development logistics provider contracted by the United Nations to consolidate and ship prefabricated housing units and materials for UN mission personnel throughout Africa. With an interest rate of 9.5% and maturity date of December 31, 2017, this transaction is secured by cash, inventory, and receivables.
[12]	The interest rate is a weighted average interest rate between four separate transactions. One transaction has an interest rate of 10.50%, one transaction has a variable interest rate of one month Libor +10.5%, and the remaining two transactions, totaling $11.5 million, include an additional 4.68% rate in deferred fixed interest.
[13]	On February 28, 2017, the Company funded $1,664,419 as part of an existing $8,000,000 senior secured revolving receivables trade finance facility to a global metals trader based in the United Kingdom and operating in Africa. With an interest rate of six month Libor + 6.00%, the transaction is set to mature on July 25, 2017, and is secured by a bill of exchange and sales contracts.
[14]	On February 21, 2017, the Company funded $1,234,145 as part of an existing $2,500,000 purchase and repurchase trade finance facility at a fixed interest rate of 17.50% to a South African mine remediation company. The transaction is set to mature on September 28, 2017 and is secured by the tailings site.
[15]	During 2016, the Sesame Seed Exporter lost a major customer, which resulted in a slowdown in business, affecting its ability to repay the amount due under the participation. However, the Sesame Seed Exporter has been able to secure new customers to replace the lost orders, which will enable the Sesame Seed Exporter to start making payments to the Company. The Company has determined that there is sufficient collateral to support the repayment of this facility. Repayments from these new contracts started in the month of October.
[16]	Between February 3, 2017 and February 24, 2017, the Company funded nine separate transactions, totaling $6,062,875 as part of an existing $9,000,000 revolving trade finance facility with an Ecuadorian shrimp exporter. With a fixed interest rate of 9.25%, the transactions are set to mature on June 6, 2017. The financings are secured by inventory, accounts receivable, and purchase contracts.
[17]	On August 27, 2015, the Company was informed that the Sugar Producer had filed for judicial recuperation with the local court in Brazil. On March 31, 2016, the Company placed the Sugar Producer on non-accrual status effective August 27, 2015. On June 14, 2016, the Company reached an agreement with the Sugar Producer on a repayment plan. The details of this plan have been ratified by the court and include the full repayment of all principal and interest that is due. The first payment under this plan, which includes principal and interest, has been made in full.
[18]	In connection with the repayment plan, the maturity date has been extended to February 28, 2021.
[19]	Between February 2, 2017 and February 24, 2017, the Company funded five separate transactions, totaling $1,739,000, as part of an existing $5,000,000 revolving trade finance facility with a Dolphin-Safe certified Ecuadorian tuna processor and exporter. Priced at 9.50%, all transactions are set to mature on May 9, 2017 and are secured by inventory and accounts receivable.
[20]	The interest rate is one month Libor +10.50%.

As of February 28, 2017 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Agricultural Products Exporter I2	Farm-Product Raw Materials	Singapore	Trade Finance	4/23/2015	$10,000,000	2/29/2016	11.85%
Agricultural Supplies Distributor I	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/15/2014	$15,202,091	8/14/2015	13.11%
Agricultural Supplies Distributor II	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/06/2015	$8,563,423	6/1/2016	10.76%
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/2/2014	$1,400,000	9/16/2015	14.27%
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	10/9/2014	$838,118	4/1/2016	13.00%
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%
Farm Supplies Wholesaler	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	5/28/2015	$2,250,000	1/19/2016	13.14%
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%
Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%
Meat Processor I	Meat Products	South Africa	Trade Finance	7/7/2014	$2,950,000	4/1/2016	14.08%
Meat Producer[2]	Meat Products	South Africa	Trade Finance	11/27/2015	$1,500,000	2/3/2016	14.83%
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%
Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	11/6/2015	$399,653	5/19/2016	11.50%
Rice Producer	Cash Grains	Tanzania	Trade Finance	1/22/2015	$3,900,000	4/1/2016	12.04%
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%
Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/25/2014	$7,026,515	5/30/2016	15.81%
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%
Investment Portfolio Total					$84,589,877

Temporary Investments[3]
Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Bridge Loan	3/21/2016	$5,000,000	9/14/2016	29.84%
Financial Services Provider I	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	9/23/2014	$3,000,000	11/17/2014	15.94%
Financial Services Provider II	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	3/22/2016	$15,000,000	9/14/2016	32.04%
Financial Services Provider III	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	8/17/2016	$5,000,000	11/30/2016	10.53%
Temporary Investments Total					$28,000,000
Investment Portfolio and Temporary Investments Total					$112,589,877

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).
[2]	Impact data was not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[3]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.

2.	The following disclosures are inserted in the section titled “Business – Investments – Investment Spotlights” on page 79 of the Prospectus:

FMCG Manufacturer

Investment Overview1

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 11/16/2019
Facility Amount[2]	$6,500,000
Interest Rate	11.00%
Sector	Soap, Detergents, and Cleaning Preparations
Cash Flow Coverage Ratio	>4.0x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The Investment Overview section reflects the terms of the facility as of February 28, 2017.
[2]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.

Borrower Background

The Company has provided financing to a Zambian fast-moving consumer goods (FMCG) manufacturer. Founded in 2007, the borrower is engaged in the manufacturing of high quality branded detergents, soaps, candy, and other consumer goods, which it distributes throughout Zambia and Sub-Saharan Africa. The Company’s financing will serve to purchase the existing plant, machinery, and equipment, which will then be leased-to-own to the company. This equipment will allow the borrower to expand its distribution and manufacturing footprint into countries outside of Zambia, including Zimbabwe, South Africa, Tanzania, Mozambique, Kenya and Rwanda. Conscious of its environmental impact, the borrower eliminates solid and air pollutants by filtering dust generated by manufacturing practices, reusing recaptured powders, and selling remaining waste as scrap. As one of the largest employers in the region, the company is projected to grow its local employee base, and generate career advancement opportunities for its current work force, as it increases its production capacity to keep up with the demands of a growing middle class in an emerging African FMCG market. Additionally:

•	The borrower is committed to supporting its employees through offering free clinical-level health care and medication, extending grants to those families suffering from bereavement, and offering an HIV/AIDS awareness program. Additionally, the borrower offers interest-free loans and above-minimum-wage compensation for all its employees.

•	The borrower offers various capacity building activities for its employees, including a two-year internal training program that brings in expatriates to train employees on new technology.

•	As a responsible corporate citizen, the borrower donates well infrastructure to local communities and serves hundreds of students by providing continuous funding for the construction and maintenance of schools up to the high school level.

Hospitality Service Provider

Investment Overview1

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 8/21/2021
Facility Amount[2]	$17,000,000
Interest Rate[3]	13.50%
Sector	Hotels and Motels
Cash Flow Coverage Ratio	>1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation; Capacity Building

[1]	The Investment Overview section reflects the terms of the facility as of February 28, 2017.
[2]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.
[3]	The interest rate includes 3.50% of deferred interest.

Borrower Background

The Company has provided financing to a hospitality service provider engaged in the design, development, operation, and management of hotel properties located in the Cabo Verde archipelago. The borrower has operated in Cabo Verde since 2007 and has grown into one of the most recognized hospitality property developers in the country. The borrower runs its operations through three segments including development and sales, day-to-day hospitality, and commerical resort business activity. The tourism industry is a powerful driver of economic development as it creates jobs and stimulates investment in infrastructure and growth in local industries, including agriculture, aquaculture, textiles, and retail consumption. The Company’s financing will go towards capital expenditure for the completion of two new resorts on Island Boa Vista. The borrower is one of the single largest empoyers in the country and, as a part of its new hotel developments, the borrower expects to create up to 1,000 new jobs among the local labor force. In addition to its job creation impact, the borrower has a further developmental impact through capacity building, namely employee training and skills transfer in areas that include health and safety, first aid, hospitality/customer relations, English language, and general management practices. Additionally:

•	The borrower sponsors general managers employed at its facilities to enroll in online management courses offered by a U.S. Ivy League university.

•	Consistent with its focus on promoting economic development through strengthening community services and programs, the borrower created a foundation in 2012. The work of the foundation is focused primarily on improving the quality of life for local youth through educational and good health initiatives, including the construction of new school buildings and provision of school kitchen equipment and supplies.

•	The borrower was awarded Gold Standard under the Travelife Sustainability award scheme that demonstrates their active role in managing environmental and social issues.

Railway Equipment Provider

Investment Overview1

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 1/31/2020
Facility Amount[2]	$5,000,000
Interest Rate	12.00%
Sector	Rental of Railway Cars
Cash Flow Coverage Ratio	>1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Access to New Markets

[1]	The Investment Overview section reflects the terms of the facility as of February 28, 2017.
[2]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.

Borrower Background

The Company has provided financing to a railway equipment provider in South Africa. Established in 2013, the borrower specializes in providing railway and road infrastructure equipment leasing solutions to clients throughout Sub-Saharan Africa. Rail infrastructure and equipment are critical economic growth drivers and transport mediums for the region as they facilitate improved access to international markets and reduce transaction costs for private enterprises, particularly SMEs, operating in remote areas and/or challenging topographies. The Company’s financing will be used by the borrower to purchase refurbished rail locomotives to fulfill lease contracts with clients throughout Sub-Saharan Africa that seek to enhance market connectivity and foster productivity and competitiveness improvements across the continent’s growth industries. Additionally:

•	The maintenance services are performed on the locomotives in accordance with recommended international standards and locomotive manufacturer’s specifications, and the service company holds ISO 9001:2008 Quality Management System, South African Bureau of Standards SANS 3000-1:200X Railway Safety Management Standard, and Transport Education Training Authority/ South African Qualifications Authority accreditations.

•	During the initial refurbishment process, the borrower recycles all of the oil that is drained from the locomotives. Additionally, monthly reports are produced for the borrower regarding the performance and efficiency of the locomotives as it relates to diesel consumption and the quantity of tonnages and wagons moved.

•	The borrower provides health and life insurance, disability coverage, and maintains a fair compensation policy for its employees, in addition to complying with all the necessary regulation within the South African Employment Act.

•	As a responsible corporate citizen, the borrower is involved in numerous local and national community service initiatives that include supporting foster home communities, a youth human rights organization for abused children, and a foundation for former rugby players who became handicapped/paralyzed.

Vanilla Exporter

Investment Overview1

Investment Type	Senior Secured Trade Finance
Structure	Revolving Facility
Facility Amount[2]	$12,000,000
Approximate Repayment Period[3]	<1 year
Interest Rate	One Month Libor +10.50%
Sector	Groceries and Related Products
Cash Flow Coverage Ratio	>1.47x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Access to New Markets; Job Creation

[1]	The Investment Overview section reflects the terms of the facility as of February 28, 2017.
[2]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time
[3]	Represents approximate repayment period of transactions drawn under the facility. Due to the revolving nature of trade finance facilities and the timing of their underlying transactions, the length of each transaction repayment period may vary, but generally will not exceed one year.

Borrower Background

The Company has provided financing to a Mauritius-based vanilla exporter, founded in 2013, that sources processed, cured, and packaged vanilla beans for export from smallholder farmers in Madagascar, the world’s largest vanilla producer. The borrower is registered with the UN Global Compact and the Flavor & Extract Manufacturers Association and holds certifications with Fair Trade International and the Rainforest Alliance. Through their Bourbon Ethics Program, the borrower’s Madagascan division works with smallholder vanilla producers and co-operatives to organize sustainable production that is focused on compliance with best practices for harvesting, processing, and preparation. In return, farmers participate in various local social welfare programs offered throughout the community. It is anticipated that the Company’s financing will provide the company’s smallholder farmer suppliers with access to new international markets and customers, including large U.S.-based conglomerates such as McCormick & Company. Additionally:

•	As a Rainforest Alliance Certified producer, the borrower meets the standards of the Sustainable Agriculture Network, which focus on conserving soil quality and preventing erosion, reducing chemical use, protecting wildlife, and ensuring the well-being of workers and their families by facilitating access to education and healthcare.

•	The borrower supports the NGO, Help MADA, which aids smallholder vanilla producers in improving their quality of life through various education, health, and environmental initiatives designed to fight school absenteeism, malnutrition, and environmental degradation, respectively.

D.	Update to the Section Titled “Advisory and Sub-Advisory Agreements”

The following disclosure is inserted as the last paragraph of the “Advisory and Sub-Advisory Agreements—General” section on page 145 of the Prospectus:

“Our Advisory Agreement between us and the Advisor, dated as of February 25, 2014, had been previously renewed and is subject to an unlimited number of one-year renewals upon mutual consent of the Company and the Advisor. On March 3, 2017, our board of managers determined to extend our Advisory Agreement, for an additional term through February 23, 2018.”

E.	Update to the Section Titled “Unit Repurchase Program”

The following disclosure is inserted as the last paragraph of the “Unit Repurchase Program” section on page 166 of the Prospectus:

“On March 3, 2017, our board of managers approved the Second Amended and Restated Unit Repurchase Program (the “Amended URP”). The price at which units presented for redemption will be repurchased has been amended, beginning with units to be repurchased by the Company on the last day of the second quarter of 2017 (the “URP Effective Date”). Subject to the limitations of the Amended URP, beginning on the URP Effective Date, units repurchased under the Amended URP will be repurchased at a price equal to the greater of $9.025 or the NAV applicable to the class of units being redeemed and most recently disclosed by the Company in a public filing with the Commission. Accordingly, the Amended URP will supersede and replace the Company’s current unit repurchase program as of the URP Effective Date and the new offering price under the Amended URP will first be applied to units repurchased by the Company on the last day of the second quarter of 2017. Redemptions for the first quarter of 2017 will be redeemed at the current unit repurchase program price equal $9.025 per unit.”

F.	Update to the Section Titled “Distribution Reinvestment Plan”

The following disclosure is inserted as the last paragraph of the “Distribution Reinvestment Plan” section on page 168 of the Prospectus:

“On March 3, 2017, our board of managers approved the Second Amended and Restated Distribution Reinvestment Plan (the “Amended DRP”). Commencing on April 28, 2017, the date on which the distributions declared for April 2017 will be reinvested (the “DRP Effective Date”), the price at which additional units of the same class may be purchased pursuant to the distribution reinvestment plan will be equal to the greater of $9.025 or the NAV per unit of the unit class being reinvested. Accordingly, the Amended DRP will supersede and replace the Company’s current distribution reinvestment plan as of the DRP Effective Date and the new offering price under the Amended DRP will first be applied to distributions declared for the month of April 2017, which will be reinvested on April 28, 2017. Distributions declared for March 2017 will be reinvested at the current distribution reinvestment plan price equal to $9.025 per unit.”

G.	Update to the Distribution Reinvestment Plan in Appendix C of the Prospectus

Appendix C beginning on Page C-1 of the Prospectus is hereby deleted in its entirety and replaced with the following:

TRILINC GLOBAL IMPACT FUND, LLC

SECOND AMENDED AND RESTATED DISTRIBUTION

REINVESTMENT PLAN

TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted the following Second Amended and Restated Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company’s Second Amended and Restated Limited Liability Company Operating Agreement, as such agreement may be amended (“Operating Agreement”) unless otherwise defined herein.

1. Distribution Reinvestment. As an agent for the unitholders (“Unitholders”) of the Company who purchase units of the Company’s limited liability company interests (the “Units”) pursuant to a public offering by the Company, and who elect to participate in the DRP (the “Participants”), the Company will apply all or a portion of cash distributions, other than Designated Special Distributions (as defined below), (“Distributions”), including Distributions paid with respect to any full or fractional Units acquired under the DRP, to the purchase of the Units for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence. The Units purchased pursuant to the DRP shall be of the same Unit class as the Units with respect to which the Participant is receiving cash distributions to be reinvested through DRP. As used in the DRP, the term “Designated Special Distributions” shall mean those cash or other distributions designated as Designated Special Distributions by the Board of Managers.

2. Participation. Any Unitholder who owns Units originally sold in a public offering and who has received a prospectus, as contained in the Company’s Registration Statement filed with the Securities and Exchange Commission (“Commission”), may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization, provided such subscription, enrollment or authorization is received at least 15 business days prior to the last day of the calendar month. Units will be purchased under the DRP on the date that Distributions are paid by the Company. Each Participant agrees that if, at any time prior to the listing of the Units on a national securities exchange, he or she does not meet the minimum income and net worth standards established for making an investment in the Company or cannot make the other representations or warranties set forth in the original subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.

Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 7 below.

3. Unit Purchases. Any purchases of Units pursuant to the DRP will be dependent on the continued registration of the securities or the availability of an exemption from registration in the Participant’s home state. Each class of units under DRP will be sold at the greater of $9.025 or the net asset value per unit for units of that class. Participants in the DRP may also purchase fractional Units so that 100% of the Distributions will be used to acquire Units. However, a Participant will not be able to acquire DRP Units to the extent that any such purchase would cause such Participant to violate any provision of the Operating Agreement. Units issued pursuant to the DRP will have the same voting rights as the Units offered in a primary offering.

Units to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Units which are being registered with the Commission in connection with a primary offering, (b) Units to be registered with the Commission after the initial public offering for use in the DRP (a “Future Registration”), or (c) Units purchased by the Company for the DRP in a secondary market (if one were to develop) or on a securities exchange (if listed) (collectively, the “Secondary Market”). Units purchased on a Secondary Market as set forth in (c) above will be purchased at the then-prevailing market price, which price will be utilized for purposes of purchases of Units in the DRP. Units acquired by the Company on the Secondary Market will have a price per unit equal to the then-prevailing market price, which shall equal the price on the securities exchange, or over-the-counter market on which such Units are listed at the date of purchase if such Units are then listed. If Units are not so listed, the Board of Managers will determine the price at which Units will be issued under the DRP.

If a Secondary Market were to develop and the Company acquires Units in the Secondary Market for use in the DRP, the Company shall use reasonable efforts to acquire Units for use in the DRP at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Units so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Units in the Secondary Market or to complete a Future Registration for Units to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.

4. Timing of Purchases. The plan administrator will make every reasonable effort to reinvest all Distributions on the day the cash distribution is paid, except where necessary for the Company to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the Distribution cannot be completed within 30 days after the applicable distribution payment date, Participants’ funds held by the plan administrator will be distributed to the Participants.

5. Taxation of Distributions. The reinvestment of Distributions does not relieve the Participant of any taxes which may be payable as a result of those Distributions and their reinvestment in Units pursuant to the terms of the DRP.

6. Commissions. The Company will not pay any selling commissions, dealer manager fees or distribution fees in connection with Units sold pursuant to the DRP. While there are no additional distribution fees that will be paid for any Class C units sold pursuant to this offering, distribution fees have been and may be paid on an ongoing basis for Class C units sold pursuant to other Company offerings. Because distribution fees payable with respect to Class C units sold in other offerings are paid from and reduce the amount available for distribution on all Class C units, distributions will be reduced for Class C units purchased pursuant to the DRP. This will result in lower cash distributions with respect to the Class C Units than the cash distributions with respect to Class A and Class I Units.

7. Termination by Participant. A Participant may terminate participation in the DRP at any time by written instructions to that effect to the plan administrator. To be effective on a distribution payment date, the notice of termination must be received by the plan administrator at least 15 days before that distribution payment date. Prior to listing of the Units on a national securities exchange, any transfer of Units by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Units. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Unitholder in cash.

All correspondence concerning the plan should be directed to the plan administrator by mail at DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

8. Amendment or Termination by the Company. The Company reserves the right to amend, suspend or terminate the DRP any time by the giving of written notice to each Participant at least 10 days prior to the effective date of the amendment, supplement or termination.

9. No Unit Certificates. The ownership of the Units purchased through the DRP will be in book-entry form only.

10. Reports. The Company shall provide to each Participant a confirmation at least once every calendar quarter showing the number of Units owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Units owned at the end of the covered period. During each fiscal quarter, but in no event later than 30 days after the end of each fiscal quarter, the Company’s transfer agent will mail and/or make electronically available to each Participant, a statement of account describing, as to such Participant, the distributions received during such quarter, the number of Units purchased during such quarter, and the per unit purchase price for such Units.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Units are purchased or sold for Participant’s account.

H.	Update to the Unit Repurchase Program in Appendix D of the Prospectus

Appendix D beginning on Page D-1 of the Prospectus is hereby deleted in its entirety and replaced with the following:

TRILINC GLOBAL IMPACT FUND, LLC

SECOND AMENDED AND RESTATED UNIT REPURCHASE PROGRAM

The Board of Managers of TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted a second amended and restated unit repurchase program (the “Repurchase Program”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s Second Amended and Restated Limited Liability Company Operating Agreement unless otherwise defined herein.

1. Effective Date of Repurchase Program. The Repurchase Program shall become effective beginning with redemption requests to be processed at the end of the second quarter of 2017.

2. Unit Repurchase. Subject to the terms and conditions of the Repurchase Program, including the limitations on repurchases set forth in paragraph 5 and the procedures for repurchases set forth in paragraph 6, the Company shall repurchase such number of Units as requested by a Member on a quarterly basis. A Member may request that the Company repurchase all of the Units owned by such Member.

3. Repurchase Price. The price at which the Company shall repurchase the Units of a Member is equal to the greater of $9.025 or the Company’s then current net asset value per unit for units of that class, as disclosed in a filing by the Company with the Securities and Exchange Commission.

4. One-year Holding Period. Subject to paragraph 7 below, a Member shall hold his or her units for a minimum of one year before he or she can participate in the Repurchase Program. If a Member made more than one purchase of the Units, the one-year holding period shall be calculated separately with respect to each such purchase.

5. Limitations on Repurchases. The Company’s obligation to repurchase Units hereunder is limited as follows:

a. The Company may repurchase no more than five percent (5%) of the weighted-average number of Units outstanding in any twelve-month period.

b. The Company has no obligation to repurchase Units if the repurchase would violate the restrictions on distributions under federal law or Delaware law.

c. All Units to be repurchased under the Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If the Company determines that a lien or other encumbrance or restriction exists against the Units requested to be repurchased, the Company shall not repurchase any such Units.

Unless the Board of Managers determines otherwise, the Company shall limit the number of Units to be repurchased during any calendar year to the number of Units the Company can repurchase with the proceeds the Company receives from the sale of Units under the Company’s distribution reinvestment plan. At the sole discretion of the Board of Managers, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable quarter to repurchase Units.

6. Procedures for Repurchase. The Company shall repurchase Units on the last day of each quarter (the “Repurchase Date”). As of the Repurchase Date, repurchased Units shall cease earning distributions notwithstanding the fact that the repurchase payment for such Units may have not yet have been remitted to the former holder of such Units.

For a Member’s Units to be eligible for repurchase in a given quarter, the Company must receive a written repurchase request from the Member or from an authorized representative of the Member setting forth the number of Units requested to be repurchased at least five business days before the Repurchase Date. Members may contact the Company to receive required repurchase forms and instructions concerning required signature. If the Company cannot repurchase all Units presented for repurchase in any quarter because of the limitations on repurchases set forth in paragraph 5, then the Company shall honor repurchase requests on a pro rata basis.

If the Company does not completely satisfy a repurchase request at quarter-end because the Company did not receive the request in time or because of the limitations on repurchases set forth in paragraph 5, then the Company shall treat the unsatisfied portion of the repurchase request as a request for repurchase at the next Repurchase Date, unless the repurchase request is withdrawn. Any Member can withdraw a repurchase request by sending written notice to the Company, provided that such notice is received at least five business days before the Repurchase Date.

7. Special Provisions upon a Member’s Death or Disability. The Company shall treat repurchase requests made upon a Member’s death or disability differently, as follows: The one-year holding period requirement set forth in paragraph 4 above shall be waived. The Company shall not be obligated to repurchase Units if more than 360 days have elapsed since the date of the death or disability of the Member and, in the case of disability, if the Member fails to provide an opinion of a qualified independent physician. For purposes of the Repurchase Program, a disability shall be deemed to have occurred when a Member suffers a disability for a period of time, as determined by the Board of Managers and confirmed by a qualified independent physician.

8. Termination, Suspension or Amendment of the Repurchase Program by the Company. The Board of Managers has the right to amend, suspend or terminate the Repurchase Program. The Company shall promptly notify Members of any changes to the Repurchase Program, including any suspension or termination of it, in the Company’s periodic or current reports filed with the SEC or by means of other notice.

The Repurchase Program shall terminate on the date that the Units are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of the Board of Managers, a secondary trading market for the Units otherwise develops.

9. Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

10. Governing Law. The Repurchase Program shall be governed by the laws of the State of Delaware.